Exhibit 99.2

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited in thousands of Canadian dollars)

		As at	As at
	Notes	September 30, 2014	March 31, 2014
ASSETS
Non-current assets
Property, plant and equipment		$19,621	$176,720
Intangible assets		347,642	404,928
Contract initiation costs		18,729	75,731
Other non-current financial assets	6	10,630	31,696
Non-current receivables		-	11,175
Investments		9,260	9,224
Deferred tax asset		8,412	1,676
		414,294	711,150
Current assets
Inventory		-	9,205
Gas delivered in excess of consumption		18,259	7
Gas in storage		33,210	2,387
Current trade and other receivables		358,668	426,971
Accrued gas receivables		5,105	48,634
Unbilled revenues		229,784	170,661
Prepaid expenses and deposits		30,174	21,699
Other current financial assets	6	42,625	103,502
Corporate tax recoverable		8,965	9,754
Restricted cash		9,978	12,017
Cash and cash equivalents		29,821	20,401
		766,589	825,238
Assets classified as held for sale	5	389,500	106,262
		1,156,089	931,500
TOTAL ASSETS		$1,570,383	$1,642,650

Deficit attributable to equity holders of the parent
Deficit		$(1,516,947)	$(1,294,987)
Accumulated other comprehensive income	7	71,123	71,997
Shareholders’ capital	8	1,049,907	1,033,557
Equity component of convertible debentures		25,795	25,795
Contributed surplus		55,851	65,569
Shareholders’ deficit		(314,271)	(98,069)

Non-controlling interest		2,677	6,427
TOTAL DEFICIT		(311,594)	(91,642)

Non-current liabilities
Long-term debt	9	811,818	930,027
Provisions		3,968	3,760
Deferred lease inducements		706	813
Other non-current financial liabilities	6	69,131	56,297
Deferred tax liability		-	32,935
		885,623	1,023,832
Current liabilities
Trade and other payables		470,753	485,471
Accrued gas payable		3,182	34,589
Deferred revenue		25,512	82
Income taxes payable		7,889	6,280
Current portion of long-term debt	9	95	51,999
Provisions		8,829	3,052
Other current financial liabilities	6	110,049	77,135
		626,309	658,608
Liabilities relating to assets classified as held for sale	5	370,045	51,852
		996,354	710,460
TOTAL LIABILITIES		1,881,977	1,734,292
TOTAL DEFICIT AND LIABILITIES		$1,570,383	$1,642,650

Commitments and Guarantees (Note 15)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2014	2013	2014	2013
CONTINUING OPERATIONS
SALES	12	$918,260	$833,710	$1,739,309	$1,561,766
COST OF SALES		785,745	720,195	1,483,404	1,342,317
GROSS MARGIN		132,515	113,515	255,905	219,449
EXPENSES
Administrative expenses		38,246	29,354	71,262	59,162
Selling and marketing expenses		53,088	46,805	108,295	97,647
Other operating expenses	11(a)	27,404	25,994	52,370	50,061
		118,738	102,153	231,927	206,870
Operating profit before the following		13,777	11,362	23,978	12,579
Finance costs	9	(18,700)	(16,600)	(37,471)	(33,445)
Change in fair value of derivative instruments	6	(96,733)	(102,688)	(128,351)	(123,809)
Other income (loss)		(1,579)	19	(1,432)	510
Loss before income taxes		(103,235)	(107,907)	(143,276)	(144,165)
Provision for (recovery of) income taxes	10	(8,980)	3,903	(3,278)	7,214
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		$(94,255)	$(111,810)	$(139,998)	$(151,379)

DISCONTINUED OPERATIONS
Income (loss) for the period from discontinued operations	5	(40,901)	1,578	(34,072)	(665)

LOSS FOR THE PERIOD		$(135,156)	$(110,232)	$(174,070)	$(152,044)

Attributable to:
Shareholders of Just Energy		$(134,836)	$(111,312)	$(172,405)	$(153,136)
Non-controlling interest		(320)	1,080	(1,665)	1,092
LOSS FOR THE PERIOD		$(135,156)	$(110,232)	$(174,070)	$(152,044)

Loss per share from continuing operations available to shareholders	13
Basic		$(0.67)	$(0.79)	$(0.98)	$(1.07)
Diluted		$(0.67)	$(0.79)	$(0.98)	$(1.07)

Earnings (loss) per share from discontinued operations
Basic		$(0.29)	$0.01	$(0.24)	$(0.01)
Diluted		$(0.29)	$0.01	$(0.24)	$(0.01)

Loss per share available to shareholders
Basic		$(0.93)	$(0.78)	$(1.19)	$(1.07)
Diluted		$(0.93)	$(0.78)	$(1.19)	$(1.07)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2014	2013	2014	2013
Loss for the period		$(135,156)	$(110,232)	$(174,070)	$(152,044)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:	7

Unrealized gain (loss) on translation of foreign operations from continuing operations		6,219	(6,813)	(1,762)	6,056
Unrealized gain (loss) on translation of foreign operations from discontinued operations		3,464	(481)	888	(131)
Amortization of deferred unrealized gain on discontinued
hedges net of income taxes of nil (2013 - $49) and
nil (2013 - $450) for the three and six months ended September 30, 2014, respectively		-	(1,297)	-	(4,398)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods, net of tax		9,683	(8,591)	(874)	1,527

Total comprehensive loss for the period, net of tax		$(125,473)	$(118,823)	$(174,944)	$(150,517)

Total comprehensive loss attributable to:

Shareholders of Just Energy		$(125,153)	$(119,903)	$(173,279)	$(151,609)

Non-controlling interest		(320)	1,080	(1,665)	1,092

Total comprehensive loss for the period, net of tax		$(125,473)	$(118,823)	$(174,944)	$(150,517)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30
(unaudited in thousands of Canadian dollars)

	Notes	2014	2013
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$216,218	$87,496
Loss for the period, attributable to shareholders		(172,405)	(153,136)
Accumulated earnings, end of period		43,813	(65,640)

DIVIDENDS
Dividends, beginning of period		(1,511,205)	(1,387,776)
Dividends	14	(49,555)	(61,606)
Dividends, end of period		(1,560,760)	(1,449,382)
DEFICIT		$(1,516,947)	$(1,515,022)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7
Accumulated other comprehensive income, beginning of period		$71,997	$47,155
Other comprehensive income (loss)		(874)	1,527
Accumulated other comprehensive income, end of period		$71,123	$48,682

SHAREHOLDERS’ CAPITAL	8
Shareholders’ capital, beginning of period		$1,033,557	$1,018,082
Share-based compensation awards exercised		14,034	6,668
Dividend reinvestment plan		2,316	5,199
Shareholders’ capital, end of period		$1,049,907	$1,029,949

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$25,795
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$65,569	$70,893
Add: Share-based compensation awards	11(a)	4,275	3,301
Non-cash deferred share grant distributions		41	62
Less: Share-based compensation awards exercised		(14,034)	(6,668)
Balance, end of period		$55,851	$67,588

NON-CONTROLLING INTEREST
Balance, beginning of period		$6,427	$(702)
Investment by non-controlling shareholders		-	9,949
Payments to non-controlling shareholders		(2,171)	(137)
Foreign exchange impact on non-controlling interest		86	118
Income attributable to non-controlling interest		(1,665)	1,092
Balance, end of period		$2,677	$10,320
TOTAL DEFICIT		$(311,594)	$(332,688)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
Net inflow (outflow) of cash related to the following activities	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
OPERATING
Loss before income taxes		$(103,235)	$(107,907)	$(143,276)	$(144,165)
Items not affecting cash
Amortization of intangible assets
and related supply contracts		9,731	11,682	19,228	23,166
Amortization of contract initiation costs		8,410	3,827	15,645	8,600
Amortization of property, plant and equipment		928	1,045	1,821	2,057
Amortization included in cost of sales		261	-	515	-
Share-based compensation	11(a)	2,727	1,404	4,275	3,163
Financing charges, non-cash portion		3,789	3,086	7,496	6,397
Other		(55)	(60)	(115)	(120)
Change in fair value of derivative instruments		96,733	102,688	128,351	123,809
Cash inflow/(outflow) from operating activities of discontinued operations		11,879	14,058	13,360	6,980
		134,403	137,730	190,576	174,052
Adjustment required to reflect net cash receipts from gas sales		13,635	12,319	19,164	18,162
Changes in non-cash working capital		(19,973)	(25,030)	(50,424)	(9,251)
		24,830	17,112	16,040	38,798
Income tax paid		(644)	131	(2,114)	(181)
Cash inflow from operating activities		24,186	17,243	13,926	38,617

INVESTING
Purchase of property, plant and equipment		(500)	(252)	(2,251)	(1,160)
Purchase of intangible assets		(2,586)	(680)	(3,095)	(2,813)
Contract initiation costs		(7,956)	(7,080)	(15,466)	(10,982)
Cash outflow from investing activities of discontinued operations		(10,329)	(14,333)	(9,667)	(30,761)
Cash outflow from investing activities		(21,371)	(22,345)	(30,479)	(45,716)

FINANCING
Dividends paid		(17,618)	(29,576)	(47,198)	(56,345)
Issuance of long-term debt		88,607	153,635	215,777	242,196
Repayment of long-term debt		(64,500)	(131,828)	(124,500)	(218,894)
Debt issuance costs		-	-	(370)	(400)
Distributions to minority shareholder		(2,307)	(1,425)	(2,171)	(1,425)
Cash inflow (outflow) from financing activities of discontinued operations		(2,395)	1,509	(13,621)	24,613
Cash inflow (outflow) from financing activities		1,787	(7,685)	27,917	(10,255)
Effect of foreign currency translation on cash balances		114	1,086	(9)	1,050
Net cash inflow (outflow)		4,716	(11,701)	11,355	(16,304)
Cash and cash equivalents reclassified to assets held for sale		-	-	(1,935)	-
Cash and cash equivalents, beginning of period		25,105	33,895	20,401	38,498
Cash and cash equivalents, end of period		$29,821	$22,194	$29,821	$22,194

Supplemental cash flow information:
Interest paid		$26,318	$14,482	$29,764	$27,604

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on November 13, 2014.

2.	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy, through its subsidiaries, also sells smart thermostats in Ontario and Texas. Just Energy’s subsidiary, Hudson Energy Solar Corp. and its subsidiaries (“HES”), provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. As at September 30, 2014, and further described in Note 5, NHS and HES have been classified as held for sale.

3.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2014 and 2013, except for the adoption of new standards and interpretations effective April 1, 2014 as disclosed in Note 3(d).

The unaudited interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The unaudited interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2015, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended September 30, 2014, Just Energy reported gross margin of $541,987 (2013 - $491,511) and profit of $181,946 (2013 - $94,959).

(c)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2014. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)	New standard, interpretations and amendments adopted by the Company during the quarter

Effective April 1, 2014, Just Energy adopted IFRIC 21 Levies (“IFRIC 21”). This standard provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The adoption of this standard did not have a material impact on the unaudited interim condensed consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
4.	(i)	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited interim condensed consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the unaudited interim condensed consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the assets’ future economic benefits to be consumed by Just Energy.

Provisions for litigation
The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States District Courts for the Ninth Circuit and this appeal remains pending. CEI continues to vigorously contest this matter.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In December 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership (“Reliance”) seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau in Canada with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition (the “Commissioner”). Following a formal investigation, on December 20, 2012, the Commissioner brought applications against Reliance and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. On September 11, 2013, Reliance amended its claim and added Just Energy as a defendant. The Company believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and the Company will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act (Canada), breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner has commenced an inquiry with respect to NHS and its competitors.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“CEI”), Just Energy Marketing Corp., and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sale representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted-in to the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside sales people in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate proceeding. Just Energy disagrees with the result and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law and continues to vigorously defend the claims and intends to appeal adverse findings.

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the interim condensed consolidated statements loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the interim condensed consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 6 for further details about the assumptions as well as a sensitivity analysis.

Subsidiaries
Subsidiaries that are not wholly owned by Just Energy require judgment determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest. Similarly, management has determined that Just Energy controls certain structures in its Solar division. Some of these structures are owned primarily by the non-controlling interest; however, the structure contains an ownership “flip” at a later date. In these instances, Just Energy has control as a result of these entities accomplishing a pre-determined directive.

(ii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue recognition (“IFRS 15”) establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates made. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

5.	DISCONTINUED OPERATIONS

	i)	NHS

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance Comfort Limited Partnership (“Reliance”) and as a result, NHS is classified as a disposal group held for sale and as a discontinued operation. NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rentals, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement calls for a selling price of $505,000 subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and payout the remaining interest in a royalty agreement. Closing of the sale will occur shortly after approval from the Canadian Competition Bureau is received.

As fair value less costs to sell is above carrying amount, there has been no write down to NHS’ net assets.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of NHS are presented below:

	For the three months ended September 30,		For the six months ended September 30,
	2014	2013	2014	2013

Sales	$21,237	$18,198	$41,947	$35,046
Cost of sales	1,841	3,916	6,823	7,779
Gross margin	19,396	14,282	35,124	27,267

Expenses
Administrative, selling and operating expenses	13,977	9,467	24,795	19,651
Operating income	5,419	4,815	10,329	7,616
Finance costs	(5,242)	(4,983)	(10,565)	(9,857)
Profit (loss) from discontinued operations before income taxes	177	(168)	(236)	(2,241)
Provision for (recovery of) income taxes	8,308	(232)	8,149	615
PROFIT (LOSS) FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(8,131)	$64	$(8,385)	$(2,856)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.06)	$-	$(0.06)	$(0.02)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The assets and liabilities of NHS classified as held for sale are as follows:

As at
September 30, 2014
Assets
Non-current assets
Property, plant and equipment	$161,803
Intangible assets	39,319
Contract initiation costs	60,452
Other non-current receivables	12,197
Goodwill	283

Current assets
Inventory	8,698
Current trade and other receivables	8,022
Prepaid expenses, deposits and funds in escrow	8,930
Corporate tax recoverable	828
Restricted cash	2,168
Cash and cash equivalents	2,414
ASSETS CLASSIFIED AS HELD FOR SALE	$305,114

Non-current liabilities
Long-term debt1	$207,208
Deferred tax liability	40,807

Current liabilities
Trade and other payables	5,746
Current portion of long-term debt	53,256
Provisions	6,958
LIABILITIES RELATING TO ASSETS CLASSIFIED AS HELD FOR SALE	$313,975

1 The long-term debt will be repaid by Just Energy as part of the disposal.

As at September 30, 2014, NHS has the following credit arrangements.

NHS has a long-term financing agreement for the funding of new and existing rental water heater, furnace, air conditioner and thermostat contracts. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The financing agreement is subject to a holdback provision of 3% to 5%. Once all obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS. NHS has $232,978 owing under this agreement, including $12,197 relating to the holdback provision, recorded in non-current receivables.

Under a second agreement NHS has a current outstanding debt of $27,486 bearing interest at 7.5% to 11.0%, secured by the underlying assets and which will be satisfied through blended monthly payments up to August 2022. NHS has $2,168 in restricted cash as at September 30, 2014 related to this debt.

NHS is required to meet a number of non-financial covenants under these agreements. As at September 30, 2014, all of these covenants had been met.

COMMITMENTS

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
As at September 30, 2014
Premises and equipment leasing	$1,658	$2,563	$1,254	$126	$5,601
Royalty payments1	-	6,899	9,643	29,240	45,782
	$1,658	$9,462	$10,897	$29,366	$51,383

1 As part of the requirements of the sale, this royalty arrangement will be settled in full. The settlement is based on the present value of the expected payments.

ii)	Solar

In September 2014, Just Energy announced an agreement to sell the shares of HES. Just Energy has benefitted from the tax attributes of this division; however, management has decided this is a non-core business because of its capital-intensive nature. As at March 31, 2014, HES began to be classified as a disposal group held for sale and as a discontinued operation. The business of HES has been reported as its own operating segment.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of HES are presented below:	For the three months ended September 30,		For the six months ended September 30,
	2014	2013	2014	2013

Sales	$2,028	$1,105	$3,578	$2,324
Cost of sales	-	402	-	1,126
Gross margin	2,028	703	3,578	1,198

Expenses
Administrative and operating expenses	6,319	225	8,245	1,025
Operating income (loss)	(4,291)	478	(4,667)	173
Finance costs	(1,344)	(743)	(2,343)	(1,544)
Loss from discontinued operations before undernoted	(5,635)	(265)	(7,010)	(1,371)
Change in fair value of derivative instruments	(8,482)	(1,096)	(29)	2,866
Other income	265	-	265	-
Impairment loss recognized on remeasurement to estimated fair value less costs to sell	(18,908)	-	(18,908)	-
Provision for income taxes	10	-	5	-
PROFIT (LOSS) FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(32,770)	$(1,361)	$(25,687)	$1,495

Earnings (loss) per share
Basic and diluted earnings (loss) per share from discontinued operations	$(0.23)	$(0.01)	$(0.18)	$0.01

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The assets and liabilities of HES classified as held for sale are as follows:

	As at	As at
	September 30, 2014	March 31, 2014
Assets
Non-current assets
Property, plant and equipment	$72,438	$94,410
Other non-current financial assets	2,883	2,727

Current assets
Current trade and other receivables	1,022	864
Prepaid expenses, deposits and funds in escrow	1,644	4,909
Restricted cash	3,353	-
Cash and cash equivalents	3,046	3,352
ASSETS CLASSIFIED AS HELD FOR SALE	$84,386	$106,262

Liabilities
Long-term debt	$34,682	$34,213
Trade and other payables	3,409	880
Deferred revenue	16,731	15,829
Provisions	1,248	930
LIABILITIES RELATING TO ASSETS CLASSIFIED AS HELD FOR SALE	$56,070	$51,852

As at September 30, 2014, HES has the following credit arrangements:

(i)
Effective August 2012, HES through a subsidiary entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures on August 1, 2015 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar plus 7.9%.  As at September 30, 2014, HES had drawn $13,944 and had unamortized debt issue costs relating to the facility of $24.

(ii)
As at September 30, 2014, HES has $13,666 owing under term loans used to satisfy prior construction loans and has unamortized debt issue costs of $2,365.  The term loans bear interest at 8% and mature between May and June 2019.  The minority shareholder has approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

(iii)
As at September 30, 2014, HES has $9,616 owing under a 15-year term loan used to satisfy prior construction loans which has unamortized debt issue costs of $155.  This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Credits (“SRECs”) generated by the underlying projects.  If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range from $325 to $410 per SREC.  Under this arrangement, HES receives the majority of the tax benefits associated with the Solar division and the minority shareholder receives the majority of the cash generated from these projects.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)	Disposal of TGF

In March 2013, Just Energy formally commenced the process to dispose of Terra Grain Fuels, Inc. (“TGF”). The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it had been viewed as a non-core business since it was acquired with the Universal Energy acquisition in 2009. Effective December 24, 2013, Just Energy sold TGF for a nominal amount and was released from all of its obligations. Previously, tax losses generated prior to the disposal were restricted by TGF’s lenders and were treated as unrecognized deferred tax assets. In order to retain a portion of these tax losses and as part of the disposal, Just Energy transferred approximately $6,250 to TGF. Just Energy expects to utilize the retained tax losses in future periods and has recognized a future tax recovery of $24,151 which has been recorded as part of the loss from discontinued operations.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of TGF for the period up to the date of disposal are presented below:

	For the three months ended September 30,	For the six months ended September 30,
	2013	2013

Sales	$28,182	$58,956
Cost of sales	22,068	51,256
Gross margin	6,114	7,700

Expenses
Administrative and operating expenses	1,622	3,888
Operating income	4,492	3,812
Finance costs	(1,617)	(3,116)
PROFIT FROM DISCONTINUED OPERATIONS	$2,875	$696

Earnings per share
Basic and diluted earnings (loss) per share from discontinued operations	$0.02	$-

6.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Change in fair value of derivative instruments

Fixed-for-floating electricity swaps (i)	$(7,709)	$10,335	$13,904	$(5,428)
Renewable energy certificates (ii)	(2,611)	(1,125)	(4,632)	564
Verified emission-reduction credits (iii)	(269)	883	(2,299)	868
Options (iv)	(1,435)	104	(22)	451
Physical gas forward contracts (v)	3,441	14,728	4,802	26,994
Physical electricity forward contracts (viii)	(67,666)	(103,319)	(119,186)	(118,801)
Transportation forward contracts (vi)	4,240	(2,581)	3,118	(926)
Fixed financial swaps (vii)	(8,882)	3,412	(12,643)	(12,484)
Unforced capacity forward contracts (ix)	(5,201)	441	(5,668)	803
Unforced capacity physical contracts (x)	(8,565)	(5,290)	(6,258)	925
Heat rate swaps (xi)	(2,875)	(18,118)	(6,071)	(12,907)
Foreign exchange forward contracts (xii)	(1,780)	1,018	393	145
Amortization of deferred unrealized gains on discontinued hedges	-	1,346	-	4,848
Share swap	(283)	(870)	(6,315)	(1,459)
Amortization of derivative financial instruments related to acquisitions	(1,212)	(3,652)	(2,404)	(7,302)
Liability associated with exchangeable shares and equity-based compensation	50	-	316	-
Other derivative options	4,024	-	14,614	(100)

Change in fair value of derivative instruments	$(96,733)	$(102,688)	$(128,351)	$(123,809)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2014:

	Other financial assets (current)	Other financial assets (non- current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Fixed-for-floating electricity swaps (i)	$36,237	$10,374	$15,189	$13,388
Renewable energy certificates (ii)	-	-	521	645
Verified emission-reduction credits (iii)	-	-	1,315	1,151
Options (iv)	-	-	5,254	-
Physical gas forward contracts (v)	1,130	-	14,698	4,919
Physical electricity forward contracts (viii)	-	-	40,861	36,872
Transportation forward contracts (vi)	2,314	-	116	38
Fixed financial swaps (vii)	227	-	7,292	6,664
Unforced capacity forward contracts (ix)	-	-	5,227	263
Unforced capacity physical contracts (x)	861	-	-	1,726
Heat rate swaps (xi)	1,856	69	-	-
Foreign exchange forward contracts (xii)	-	-	665	-
Share swap	-	-	18,494	-
Cash-out option on stock-based compensation	-	-	244	-
Other derivative options	-	187	173	3,465
As at September 30, 2014	$42,625	$10,630	$110,049	$69,131

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2014:

	Other financial assets (current)	Other financial assets (non- current)	Other financial liabilities (current)	Other financial liabilities (non- current)

Fixed-for-floating electricity swaps (i)	$29,989	$4,013	$15,966	$12,947
Renewable energy certificates (ii)	2,316	5,072	1,809	2,017
Verified emission-reduction credits (iii)	179	1,212	913	667
Options (iv)	-	-	5,389	-
Physical gas forward contracts (v)	49	4	18,786	4,577
Transportation forward contracts (vi)	879	527	944	1,428
Fixed financial swaps (vii)	12,344	840	6,804	7,625
Physical electricity forward contracts(viii)	42,611	14,956	6,874	8,640
Unforced capacity forward contracts (ix)	-	-	(172)	-
Unforced capacity physical contracts (x)	8,810	2,941	5,037	1,075
Heat rate swaps (xi)	6,325	1,888	-	-
Foreign exchange forward contracts (xii)	-	-	1,058	-
Share swap	-	-	12,179	-
Cash-out option on stock-based compensation	-	-	560	-
Other derivative options	-	243	988	17,321
As at March 31, 2014	$103,502	$31,696	$77,135	$56,297

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as fair value through profit or loss as at September 30, 2014, to which Just Energy has committed:

			Total			Fair value
			remaining			favourable/	Notional
	Contract type	Notional volume	volume	Maturity date	Fixed price	(unfavourable)	value
(i)	Fixed-for-floating	0.11 - 438.00	16,055,452	October 1, 2014	$0.01-$101.54	$18,034	$785,404
	electricity swaps	MWh	MWh	December 31, 2019
(ii)	Renewable energy	2,000-200,000	7,537,611	November 30, 2014	$0.50-$420.00	($1,166)	$57,431
	certificates	MWh	MWh	December 31, 2023
(iii)	Verified emission-	222-100,000	1,691,500	December 31, 2014	$1.05-$11.50	($2,466)	$6,105
	reduction credits	tonnes	tonnes	December 31, 2019
(iv)	Options	10,000 - 3,600,000	(15,940,000)	October 31, 2014	$4.00-$8.60	($5,254)	$48
		GJ	GJ	March 31, 2015
(v)	Physical gas forward	1.06-12,773.00	75,088,268	October 1, 2014	$0.01-$11.00	($18,487)	$349,352
	contracts	GJ	GJ	December 31, 2018
(vi)	Transportation forward	140-9,352	4,317,703	October 31, 2014	$0.05-$4.76	$2,160	$4,757
	contracts	GJ	GJ	October 31, 2016
(vii)	Fixed financial swaps	2,110-654,100	129,324,846	October 31, 2014	$0.01-$7.20	($13,729)	$561,510
		GJ	GJ	June 30, 2019
(viii)	Physical electricity	0.62-200.00	34,883,127	October 1, 2014	$2.70-$112.50	($77,733)	$1,838,359
	forward contracts	MWh	MWh	December 31, 2019
(ix)	Unforced capacity	5-11,160	88,090	October 31, 2014	$181.72-$15,800.00	($5,490)	$24,242
	forward contracts	MWCap	MWCap	April 30, 2017
(x)	Unforced capacity	2-215	8,045	October 31, 2014	$1,000-$12,600	($865)	$67,748
	physical contracts	MWCap	MWCap	April 30, 2018
(xi)	Heat rate swaps	1-7	387,175	October 31, 2014	$28.30-$50.62	$1,925	$16,504
		MWh	MWh	October 31, 2016
(xii)	Foreign exchange	US$131,111-	n/a	October 6, 2014	$1.04-$1.13	($665)	$46,599
	forward contracts	$5,000,000		July 7, 2015

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the interim condensed consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of loss as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of HES has been adjusted to the fair value less costs to sell based on management’s expected selling price.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at September 30, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$53,255	$53,255
Discontinued operations (Note 5)	-	-	389,500	389,500
Financial liabilities
Derivative financial liabilities	-	(13,729)	(165,451)	(179,180)
Discontinued operations (Note 5)	-	-	(370,045)	(370,045)
Total net derivative assets (liabilities)	$-	$(13,729)	$(92,741)	$(106,470)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$135,198	$135,198
Discontinued operations (Note 5)	-	-	106,262	106,262
Financial liabilities
Derivative financial liabilities	-	(10,990)	(122,442)	(133,432)
Discontinued operations (Note 5)	-	-	(51,852)	(51,852)
Total net derivative liabilities	$-	$(10,990)	$67,166	$56,176

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:

(i)	discount/premium for lack of marketability up to 3%. Discount for lack of marketability represents the amounts that Just Energy has determined that market participants would take into account for these premiums and discount when pricing these derivative instruments,

(ii)	discount for counterparty non-performance risk up to 5%, and

(iii)	discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the six months ended September 30, 2014 and year ended March 31, 2014:

	September 30, 2014	March 31, 2014
Balance, beginning of period	$67,166	$(148,646)
Total gains	(74,010)	37,799
Purchases	(33,922)	49,006
Sales	(18,345)	(14,972)
Settlements	(53,085)	89,569
Discontinued operations	19,455	54,410
Balance, end of period	$(92,741)	$67,166

(b)	Classification of financial assets and liabilities

As at September 30, 2014 and March 31, 2014, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as of September 30, 2014 of $784,650 (March 31, 2014 - $985,920).

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)	the $330 million and $100 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the $105 million senior unsecured note and the US$150 million convertible bonds are based on discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities; and

The $330 million and $100 million convertible debentures are classified as Level 2 and the other above fair value measurements are classified in Level 3 of the FV hierarchy.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2014, assuming that all the other variables had remained constant, loss for the period would have been $7,900 higher/lower and other comprehensive loss would have been $6,700 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Company’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $651 in income before income taxes for the six months ended September 30, 2014.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2014 would have increased (decreased) by $279,450 ($275,522) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the six months ended September 30, 2014 would have increased (decreased) by $258,905 ($256,076) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, Massachusetts, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2014	March 31, 2014

Current	$131,336	$104,297
1 – 30 days	31,809	36,236
31 – 60 days	8,982	10,405
61 – 90 days	5,904	6,809
Over 91 days	60,519	51,517
	$238,550	$209,264

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2014	March 31, 2014

Balance, beginning of period	$60,997	$40,190
Allowance reclassified as held for sale	(1,282)	-
Provision for doubtful accounts	27,046	47,161
Bad debts written off	(17,461)	(25,845)
Other	(3,007)	(509)
Balance, end of period	$66,293	$60,997

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2014, the estimated counterparty credit risk exposure amounted to $291,805 representing the risk relating to the Company’s derivative financial assets and accounts receivable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at September 30, 2014:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$470,753	$470,753	$470,753	$-	$-	$-
Long-term debt*	811,913	866,215	95	493,120	373,000	-
Derivative instruments	179,180	3,711,462	1,857,728	1,523,554	323,618	6,562
	$1,461,846	$5,048,430	$2,328,576	$2,016,674	$696,618	$6,562

As at March 31, 2014:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$485,471	$485,471	$485,471	$-	$-	$-
Long-term debt*	982,026	1,043,061	51,999	166,276	605,103	219,683
Derivative instruments	133,432	3,112,996	1,668,975	1,183,717	257,893	2,411
	$1,600,929	$4,641,528	$2,206,445	$1,349,993	$862,996	$222,094

* Included in long-term debt are the $330,000 and $100,000 relating to convertible debentures and $150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at September 30, 2014, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$46,710	$93,414	$35,268	$-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,842 to accommodate for its counterparties’ risk of default.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2014

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$71,997	$-	$71,997
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(874)	-	(874)
Balance, end of period	$71,123	$-	$71,123

For the six months ended September 30, 2013

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$34,726	$12,429	$47,155
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	5,925	-	5,925
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $450	-	(4,398)	(4,398)
Balance, end of period	$40,651	$8,031	$48,682

8.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them. Details of issued and outstanding shareholders’ capital as at September 30, 2014, with comparatives as at March 31, 2014, are as follows:

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Six months ended		Year ended
Issued and outstanding	September 30, 2014		March 31, 2014
	Shares	Amount	Shares	Amount

Balance, beginning of period	143,751,476	$1,033,557	142,029,340	$1,018,082
Share-based awards exercised	1,229,641	14,034	550,382	7,240
Dividend reinvestment plan	387,401	2,316	1,171,754	8,235
Balance, end of period	145,368,518	$1,049,907	143,751,476	$1,033,557

Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury, as was the case, and not purchased on the open market.

9.	LONG-TERM DEBT AND FINANCING

	September 30, 2014	March 31, 2014
Credit facility (a)	$163,120	$69,500
Less: debt issue costs (a)	(1,815)	(2,449)
$105 million senior unsecured note (b)	105,000	105,000
Less: debt issue costs (b)	(5,635)	(6,221)
NHS financing	-	272,561
$330 million convertible debentures (c)	307,950	304,458
$100 million convertible debentures (d)	90,415	89,430
US$150 million convertible bonds (e)	152,783	149,572
Capital leases (f)	95	175
	811,913	982,026
Less: current portion	(95)	(51,999)
	$811,818	$930,027

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$-	$163,120	$-	$-	$163,120
$105 million senior unsecured note (b)	-	-	105,000	-	105,000
$330 million convertible debentures (c)	-	330,000	-	-	330,000
$100 million convertible debentures (d)	-	-	100,000	-	100,000
US$150 million convertible bonds (e)	-	-	168,000	-	168,000
Capital leases (f)	95	-	-	-	95
	$95	$493,120	$373,000	$-	$866,215

The following table details the finance costs for the three and six months ended September 30. Interest is expensed at the effective interest rate.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Credit facility (a)	$3,846	$3,460	$7,851	$6,799
$105 million senior unsecured note (b)	2,856	2,824	5,704	6,086
$90 million convertible debentures	-	1,752	-	3,500
$330 million convertible debentures (c)	6,729	6,582	13,392	13,104
$100 million convertible debentures (d)	1,931	1,891	3,861	3,781
US$150 million convertible bonds (e)	3,255	-	6,501	-
Capital lease interest (f)	3	18	6	33
Unwinding of discount on provisions	80	73	156	142
	$18,700	$16,600	$37,471	$33,445

(a)
As at September 30, 2014, Just Energy has a $290 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. The term of the credit facility expires on October 2, 2015.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at September 30, 2014, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at September 30, 2014, Just Energy had drawn $163,120  (March 31, 2014 - $69,500 ) against the facility and total letters of credit outstanding amounted to $119,779  (March 31, 2014 - $123,593).  As at September 30, 2014, the unamortized debt issue costs relating to the facility are $1,815  (March 31, 2014 - $2,449 ). As at September 30, 2014, Just Energy has $7,101  of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES and the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  During the six months ended September 30, 2014, the Company requested and received amendments with respect to covenants within the credit facility.  As at September 30, 2014, the Company was compliant with all of these covenants.

(b)
Just Energy issued $105 million in senior unsecured notes (“$105 million senior unsecured note”) bearing interest at 9.75% and maturing in June 2018.  As at September 30, 2014 unamortized debt issue costs are $5,635. These costs will be charged to operations as finance costs over the term of the debt. The $105 million senior unsecured note is subject to certain financial and other covenants.  As at September 30, 2014, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the $105 million senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which excludes NHS, HES and the U.K. operations.

	Three months ended	Six months ended
	September 30. 2014	September 30. 2014

Sales	$863.706	$1.641.857
Gross margin	124.648	244.545
Finance costs	18.700	37.471
Loss for the period	(110.678)	(150.762)
Non-cash financing costs	3.703	7.407
Intercompany interest charges	-	-
Share-based compensation	2.724	4.270
Income tax paid	(649)	(2.114)
Dividends paid from unrestricted subsidiaries	-	-

(c)
  Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the six months ended September 30, 2014, interest expense amounted to $ 13,392 . On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(d)
Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to fund an acquisition.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(e)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “$150 million convertible bonds”). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019.  The Company incurred transaction costs of $6,605 and has shown these costs net of the $150 million convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments.  In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity.  Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517.  The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%.  At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss.  As at September 30, 2014, the fair value of this conversion feature is US$3,094 and is included in other non-current financial liabilities.

(f)
The Company, through its subsidiaries, leases certain computer and office equipment and software.  These financing arrangements bear interest at a rate of 9% and mature between October 1, 2014 and January 31, 2015.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	INCOME TAXES

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Current income tax expense	$3,076	$354	$3,711	$315
Deferred tax (recovery) expense	(12,056)	3,549	(6,989)	6,899
Provision for (recovery of) income taxes	$(8,980)	$3,903	$(3,278)	$7,214

11.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

	(a)	Other operating expenses

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Amortization of gas contracts	$-	$2,059	$-	$4,119
Amortization of electricity contracts	1,746	1,640	3,463	3,276
Amortization of other intangible assets	7,985	7,983	15,765	15,771
Amortization of property, plant and equipment	928	1,045	1,821	2,057
Bad debt expense	14,018	11,863	27,046	21,675
Share-based compensation	2,727	1,404	4,275	3,163
	$27,404	$25,994	$52,370	$50,061

(b)	Included in change in fair value of derivative instruments

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Amortization of gas contracts	$-	$2,514	$-	$5,028
Amortization of electricity contracts	1,212	1,138	2,404	2,274

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Employee benefits expense

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Wages, salaries and commissions	$49,949	$51,913	$101,128	$103,360
Benefits	6,892	2,781	13,616	9,800
	$56,841	$54,694	$114,744	$113,160

12.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy Marketing, Commercial Energy Marketing, Home Services (NHS) and Solar (HES). During fiscal 2014, TGF was disposed of and HES was classified as available for sale (see Note 5). In addition, during fiscal 2015, NHS was classified as held for sale (see Note 5).

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables present Just Energy’s results by operating segments:

For the three months ended September 30, 2014

	Consumer division	Commercial division	Ethanol	Home services	Solar	Consolidated

Sales	$465,081	$453,179	$-	$-	$-	$918,260
Gross margin	90,945	41,570	-	-	-	132,515
Amortization of property, plant
and equipment	873	55	-	-	-	928
Amortization of intangible assets	3,794	5,937	-	-	-	9,731
Administrative expenses	29,145	9,101	-	-	-	38,246
Selling and marketing expenses	31,804	21,284		-	-	53,088
Other operating expenses	13,204	3,541		-	-	16,745
Operating profit for the
period	$12,125	$1,652	$-	$-	$-	$13,777
Finance costs	(13,331)	(5,369)	-	-	-	(18,700)
Change in fair value of derivative
instruments	(101,673)	4,940	-	-	-	(96,733)
Other income (loss)	(100)	(1,479)	-	-	-	(1,579)
Recovery of income taxes	(6,420)	(2,560)	-	-	-	(8,980)
Profit (loss) from continuing operations	$(96,559)	$2,304	$-	$-	$-	$(94,255)
Discontinued operations	-	-	-	(8,142)	(32,759)	(40,901)
Profit (loss) for the period	$(96,559)	$2,304	$-	$(8,142)	$(32,759)	$(135,156)
Capital expenditures	$334	$166	$-	$3,713	$6,146	$10,359

For the three months ended September 30, 2013

	Consumer division	Commercial division	Ethanol	Home services	Solar	Consolidated

Sales	$433,873	$399,837	$-	$-	$-	$833,710
Gross margin	80,765	32,750	-	-	-	113,515
Amortization of property, plant
and equipment	805	240	-	-	-	1,045
Amortization of intangible assets	5,390	6,292	-	-	-	11,682
Administrative expenses	21,613	7,741	-	-	-	29,354
Selling and marketing expenses	35,383	11,422	-	-	-	46,805
Other operating expenses	11,575	1,692	-	-	-	13,267
Operating profit (loss) for the
period	$5,999	$5,363	$-	$-	$-	$11,362
Finance costs	(5,965)	(10,635)	-	-	-	(16,600)
Change in fair value of derivative
instruments	(88,743)	(13,945)	-	-	-	(102,688)
Other income (loss)	108	(89)	-	-	-	19
Provision for income taxes	3,612	291	-	-	-	3,903
Loss from continuing operations	(92,213)	(19,597)	-	-	-	(111,810)
Discontinued operations	-	-	2,875	64	(1,361)	1,578
Profit (loss) for the period	$(92,213)	$(19,597)	$2,875	$64	$(1,361)	$(110,232)
Capital expenditures	$105	$147	$-	$8,341	$1,863	$10,456

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2014

	Consumer division	Commercial division	Ethanol	Home services	Solar	Consolidated

Sales	$896,050	$843,259	$-	$-	$-	$1,739,309
Gross margin	180,742	75,163	-	-	-	255,905
Amortization of property, plant
and equipment	1,712	109	-	-	-	1,821
Amortization of intangible assets	7,330	11,898	-	-	-	19,228
Administrative expenses	53,825	17,437	-	-	-	71,262
Selling and marketing expenses	64,429	43,866	-	-	-	108,295
Other operating expenses	25,250	6,071	-	-	-	31,321
Operating profit (loss) for the
period	$28,196	$(4,218)	$-	$-	$-	$23,978
Finance costs	(26,705)	(10,766)	-	-	-	(37,471)
Change in fair value of derivative
instruments	(127,874)	(477)	-	-	-	(128,351)
Other income (loss)	132	(1,564)	-	-	-	(1,432)
Recovery of income taxes	(2,315)	(963)	-	-	-	(3,278)
Profit (loss) from continuing operations	$(123,936)	$(16,062)	$-	$-	$-	$(139,998)
Discontinued operations	-	-	-	(8,396)	(25,676)	(34,072)
Loss for the period	$(123,936)	$(16,062)	$-	$(8,396)	$(25,676)	$(174,070)
Capital expenditures	$1,501	$750	$-	$8,158	$8,334	$18,743
Total goodwill	$134,390	$130,603	$-	$-	$-	$264,993
Total assets	$709,606	$471,277	$-	$305,175	$84,325	$1,570,383
Total liabilities	$1,363,513	$148,419	$-	$314,045	$56,000	$1,881,977

For the six months ended September 30, 2013

	Consumer division	Commercial division	Ethanol	Home services	Solar	Consolidated

Sales	$847,192	$714,574	$-	$-	$-	$1,561,766
Gross margin	151,081	68,368	-	-	-	219,449
Amortization of property, plant
and equipment	1,537	520	-	-	-	2,057
Amortization of intangible assets	11,024	12,142	-	-	-	23,166
Administrative expenses	43,953	15,209	-	-	-	59,162
Selling and marketing expenses	69,136	28,511	-	-	-	97,647
Other operating expenses	20,212	4,626	-	-	-	24,838
Operating profit (loss) for the
period	$5,219	$7,360	$-	$-	$-	$12,579
Finance costs	(13,263)	(20,182)	-	-	-	(33,445)
Change in fair value of derivative
instruments	(106,393)	(17,416)	-	-	-	(123,809)
Other income (loss)	668	(158)	-	-	-	510
Provision for income taxes	6,129	1,085	-	-	-	7,214
Loss from continuing operations	(119,898)	(31,481)	-	-	-	(151,379)
Discontinued operations	-	-	696	(2,856)	1,495	(665)
Profit (loss) for the period	$(119,898)	$(31,481)	$696	$(2,856)	$1,495	$(152,044)
Capital expenditures	$581	$579	$-	$17,364	$6,146	$24,670
As at March 31, 2014
Total goodwill	$133,761	$129,992	$-	$283	$-	$264,036
Total assets	$876,164	$363,125	$-	$297,098	$106,263	$1,642,650
Total liabilities	$1,209,884	$160,563	$-	$311,993	$51,852	$1,734,292

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Sales from external customers

	For the three months ended September 30, 2014	For the three months ended September 30, 2013	For the six months ended September 30, 2014	For the six months ended September 30, 2013
Canada	$126,380	$126,649	$265,053	$274,095
United States	749,813	697,687	1,397,608	1,272,132
United Kingdom	42,067	9,374	76,648	15,539
Total sales per interim condensed consolidated statements of loss	$918,260	$833,710	$1,739,309	$1,561,766

The sales are based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at September 30, 2014	As at March 31, 2014
Canada	$189,623	$386,561
United States	177,171	194,346
United Kingdom	469	741
Total	$367,263	$581,648

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.	LOSS PER SHARE

	For the three		For the three		For the six		For the six
	months ended		months ended		months ended		months ended
	September 30,		September 30,		September 30,		September 30,
	2014		2013		2014		2013
BASIC LOSS PER SHARE
Loss from continuing operations available to shareholders	$(96,773)		$(112,890)		$(142,105)		$(152,469)
Loss available to shareholders	(134,836)		(111,312)		(172,405)		(153,136)
Basic shares outstanding	145,115,503		142,858,118		144,615,771		142,565,083
Basic loss per share from continuing operations available to shareholders	$(0.67)		$(0.79)		$(0.98)		$(1.07)
Basic loss per share available to shareholders	$(0.93)		$(0.78)		$(1.19)		$(1.07)

DILUTED LOSS PER SHARE
Loss from continuing operations available to shareholders	$(96,773)		$(112,890)		$(142,105)		$(152,469)
Loss available to shareholders	(134,836)		(111,312)		(172,405)		(153,136)
Adjustment for dilutive impact of convertible debentures	5,976	1	7,562	1	7,391	1	15,067	1
Adjusted loss from continuing operations available to shareholders	$(90,797)		$(105,328)		$(134,714)		$(137,402)
Adjusted loss available to shareholders	$(128,860)		$(103,750)		$(165,014)		$(138,069)
Basic shares outstanding	145,115,503		142,858,118		144,615,771		142,565,083
Dilutive effect of:
Restricted share grants	3,133,847	1	3,900,911	1	3,153,136	1	3,982,649	1
Deferred share grants	158,968	1	154,780	1	168,914	1	161,918	1
Convertible debentures	39,933,526	1	27,646,914	1	39,933,526	1	27,646,914	1
Shares outstanding on a diluted basis	188,341,844		174,560,723		187,871,347		174,356,565
Diluted loss per share from continuing operations available to shareholders	$(0.67)		$(0.79)		$(0.98)		$(1.07)
Diluted loss per share available to shareholders	$(0.93)		$(0.78)		$(1.19)		$(1.07)

1 The assumed conversion into shares results in an anti-dilutive position; therefore, this conversion has not been included in computation of diluted loss per share.

14.	DIVIDENDS PAID

For the three months ended September 30, 2014, a dividend of $0.125 (2013 - $0.21) per share was declared by Just Energy. This dividend amounted to $18,622 (2013 - $30,850), which was approved by the Board of Directors and paid out on September 30, 2014. For the six months ended September 30, 2014, dividends of $0.335 (2013 - $0.42) per share were declared and paid by Just Energy. This amounted to $49,555 (2013 - $61,606), which was approved by the Board of Directors and paid out during the period.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	COMMITMENTS AND GUARANTEES

For the three months ended September 30, 2014, a dividend of $0.125 (2013 - $0.21) per share was declared by Just Energy. This dividend amounted to $18,622 (2013 - $30,850), which was approved by the Board of Directors and paid out on September 30, 2014. For the six months ended September 30, 2014, dividends of $0.335 (2013 - $0.42) per share were declared and paid by Just Energy. This amounted to $49,555 (2013 - $61,606), which was approved by the Board of Directors and paid out during the period.

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2014

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	$6,063	$8,669	$4,974	$3,679	$23,385
Long-term gas and electricity contracts	1,857,728	1,523,554	323,618	6,562	3,711,462
	$1,863,791	$1,532,223	$328,592	$10,241	$3,734,847

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with various entities, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2014 amounted to $41,072.

As at September 30, 2014, Just Energy had total letters of credit outstanding in the amount of $119,779 (Note 9(a)).

16.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

17.	SUBSEQUENT EVENT

On November 5, 2014, Just Energy closed the sale of HES for approximately US$23 million. After deducting certain transaction costs, the net proceeds will be used for general corporate purposes, including reducing the balance on Just Energy’s revolving credit facility. The final sales price and net proceeds are subject to certain adjustments including working capital balances as well as potential future earn-out payments.